Uxin Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, November 14, 2022 (GLOBE NEWSWIRE) -- Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China, today announced that it had received a written compliance notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated November 11, 2022 (the “Compliance Notification”). The Compliance Notification indicated that the Company has regained compliance with the minimum bid price of US$1.00 per share requirement set forth under the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, the Company was notified by Nasdaq that the Company was not in compliance with the Minimum Bid Price Requirement, as the closing bid price of the Company’s American depositary shares (“ADSs”) was below US$1.00 per share for 30 consecutive business days. As part of its efforts to regain compliance with the Minimum Bid Price Requirement, the Company changed the ratio of its ADSs representing Class A ordinary shares from one (1) ADS representing three (3) Class A ordinary shares to one (1) ADS representing thirty (30) Class A ordinary shares. The change became effective on October 28, 2022.

On November 11, 2022, Nasdaq confirmed in the Compliance Notification that the closing bid price of the Company’s ADSs has been at $1.00 per share or greater for the ten consecutive business days from October 28, 2022 through November 10, 2022. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and the matter is closed.

About Uxin

Uxin is a leading e-commerce platform for buying and selling used cars in China. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in select regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Ms. Joyce Tang

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Ms. Jack Wang

Phone: +86 166-0115-0429
Email: Jack@blueshirtgroup.com